Queens

A Korean American Food Brand That's Good For People & The Planet

queenssf.com   San Francisco, CA

Marketplace   Consumer Goods   Minority Founder   Food Tech   Sustainability

Highlights

1 Queens as a retail shop was the first of its kind concept; constantly striving to innovate & disrupt

2 4+ years developing brand and concept

3	Qualified founders who have a deep understanding of the Korean food market + market opportunities
4	Queens has been featured in Bon Appetit, Goop, Thrillist, San Francisco Chronicle, New York Magazine
5	Queens' goal by 2026 is to be in 500 retail & e-tail stores nationwide *forward looking projection*

Our Team



Eddo Kim Co-Founder and Managing Member

Formerly Penn, Columbia, Harvard, nonprofit sector // currently ops and biz dev at Queens



Clara Lee Co-Founder and Managing Member

Formerly Cornell, Harvard, EdTech sector // currently culinary and creative at Queens

Building A Neighborhood Superette

For over three years, we've felt many sorts of feelings at Queens. We've felt overjoyed and terrified and giddy about the prospect of officially opening doors at 8am that very first morning of shop, and absolutely exhausted, still knees weak come the next morning. We've felt fearless and bold about introducing uncharted Korean dishes and flavors to the community. We've felt pumped about sharing never before seen, or smelled, or tasted ingredients rooted in our heritage. We've felt

smelled, or tasted ingredients rooted in our heritage. We've felt challenged by our own standards of making sure no two products on our shelves were alike at the same time. We've tried, sighed, and realized a whole lot in the process.

As Queens grew into the neighborhood, we naturally evolved by the pulse of its community. We took on many shapes and forms. Remember banchan by the pound? Cooking classes? Monthly ticketed dinners that became twice a month, then weekly, then twice a week. Remember weekly membership meals? DIY kits? Frozen in-house foods? Specials, endless specials? Heirloom asian veggies in the produce fridge? Natty Wines & Snacky Things? Pancakes hot off the plancha? Marinated meats? Line down the block collab pop-ups? Budae nights? Sold out ticketed collab dinners with the coolest chefs?

Our goal of opening up a brick-and-mortar was for it to be a magical place of intersection between great food and cultural conversation. Thanks to the incredible network of farmers in the Bay, we had the opportunity to show folks how Korean food can be made thoughtfully and with intentionality using Northern California ingredients. COVID pushed us to sustain our community by expanding our in-house offerings from mostly banchans and ferments, to an entire line that also included sauces, meal kits, condiments, pantry snacks, frozen foods, and to-go specials that continued to evolve along with the seasons.





Burning the midnight oil the night before opening day, August 2019.

How Queens Evolved From A Storefront To A Brand

Having a storefront allowed us to essentially beta test and launch new products directly and in real time, build a base, collect data and insights, and have an iterative product development process with customers. This helped garner loyalty and trust, and solidify our commitment to quality to customers. Whether we played Spice Girls "Wannabe" during shop hours, pushed the envelope on funky & fermented, or made a label for our new product that was rather peculiar and unconventional, people believed in it. We built a tribe around food, design, and storytelling.

Here's a snapshot of our first few years:

2019 Opened Queens in August 2019 with an emphasis on fresh daily banchan, ferments, and grab-and-go cold and hot foods

2020 Began expanding our house-made product offerings including our award-winning Queens Ssam Jang; launched our wholesale channel

2021 Further developed our wholesale program during COVID; added twenty-eight new accounts in ten major cities nationwide

2022 Emerging from COVID, reintroduced Queens as a mixed retail and restaurant concept, adding six new house-made products (of 23 existing products) and full all-day dine-in & to-go menu



Photo credit: Josh Stansfield.

After our first year, we started receiving more and more inquiries from specialty markets and stores across the country about our products, and so we put together a line sheet of our best selling house-made products. When stores such as **Cookbook Market**, **Dimes**, and **Bi-Rite Market** (stores we greatly respected for their quality of products and curation, as well as their ethos) reached out, we knew we were making something special and translatable to a broader market. We chose to be intentional and selective about adding accounts during this growth stage in order to ensure our customers the highest quality product of ours wherever they may find it, and also prioritize supporting and growing our relationship with existing accounts. (See the most updated stockists list here: https://queens-universe.com/pages/stockists)

Our Potential.
Our reach goes beyond
San Francisco & the Bay Area
Queens Stockists:
Northern California
Bernal Cutlery (SF, CA)
Bi Rite Market (SF, CA)
The Mill (SF, CA)
Niko Niko (SF, CA)
Reliquary (SF, CA)
Arizmendi Bakery (SF, CA)
Rainbow Grocery (SF, CA)
Alimentari Aurora (SF, CA)
Palace Market (Point Reyes, CA)
Snail Bar (Oakland, CA)
Valley (Sonoma, CA)
Surf Market (Gualala, CA)
Parkside Cafe (Stinson Beach, CA)
Preserved (Oakland, CA)
Utah
Liberty Heights Fresh (Salt Lake City, UT)
Pennsylvannia
Herman's Coffee (Philadelphia, PA)
Delaware
Each Peach Market (Washington DC)
Rice Market (Washington DC)
New York
Dimes Market (NYC)
Big Night (Brooklyn, NY)
Kitty's (Hudson, NY)
Little King (Beacon, NY)

Market Hall Foods (Oakland, CA)

Little Ring (Beacon, NY)
Ten Mile Table (Wassaic, NY)

Southern California
Cookbook Market Echo Park (Los Angeles, CA)
Cookbook Market Highland Park (Los Angeles, CA)
Botanica Restaurant (Los Angeles, CA)
LA Home Farm (Los Angeles, CA)
Tactile Mountain (Pasadena, CA)
Wine and Eggs (Los Angeles, CA)
Home Ec (San Diego, CA)
Desierto Alto (Yucca Valley, CA)

Maine
Onggi (Portland, ME)
Goods Maine (Camden, ME)

Massachusetts
Formaggio Market (Cambridge, MA)

...And more to come

Oregon
Well Spent Market (Portland, OR)
Providore Fine Foods (Portland, OR)

Washington
Blotto (Seattle, WA)

House-made Products Sales in 2022 (in-store)

$78,971

2021 Comparison	2020 Comparison
15% ⌃	38% ⌃

Wholesale Accounts 2022

44

2021 Comparison	2020 Comparison
25% ⌃	29% ⌃

Top Wholesale Account Sales in 2022

$5,833



Top 5 House-made Products Sales (in-store only)

Legend: Gochujang, Baechu Kimchi, Mitsugaru Shake, Ssam Jang, Dwenjang

Encountering New Challenges

Our journey in the making and running of the store taught us what the needs of our community looked like, but not just in food. We learned a lot about what people value when it comes to their consumption–the full cycle of sourcing, preparing, and tasting. Eating good, not just in flavor, but in doing.

During the pandemic, the world was simultaneously going through a cargo crisis where much of our products and packaging materials were severely delayed, out of stock, and sitting somewhere out there on some ocean and not here. This forced us to find immediate alternatives, especially with respect to our packaging materials, that didn't always adhere to our own environmental ethos and of course were more expensive.

About a year and half ago, a team member shared that he felt uncomfortable about us importing coffee beans from Korea by plane weekly. A huge coffee enthusiast himself, he knew that flying beans overnight meant super fresh roasts and unmatched coffee flavor, but felt troubled by the damaging effects that our cargo carbon footprint had on this world. It caught us off guard, but perhaps was one of the most provoking feedback we'd ever received while running the shop. At that point, we had flown over 2.5 million miles just in coffee. It changed the way we began to look at the products on our shelves facing customers, our backstock, and the insane amounts of packaging material we carried in our storage room as well.

If up until some point, this was the best option for us to be able to share with the community about the culinary traditions and elevated flavors of our culture, over time, we slowly began to realize perhaps there could be a better solution to optimize for flavor and for the integrity of the source. The Bay Area is ripe with some of the most abundant, tasty, and diverse gems of this earth. What if we flipped things around and instead produced foundational Korean ingredients ourselves? And we did this by harnessing the local ecosystem and its abundance to produce our own *Korean American*, adjacent flavors and food products while drastically eliminating the carbon footprint of importing foods? What if we built on flavor and philosophy?



Photo credit: Scott Barry.

Reimagining Korean Food Products In The US

All of this thinking and rethinking has led to now.

With growing interest & sales in Queens products, we are seeking to double down on our wholesale & CPG product line and concentrate our energy to be the first national Korean American food brand to develop a line of pantry products made entirely from ingredients grown locally and sustainably, and packaged in zero-waste, minimal packaging.

The supply chain behind most Korean food products sold in the US are controlled by a handful of big Korean conglomerate companies:

CJ/Bibigo, Sempio, Chung Jung One, Ottogi, Haitai, Jinro, Orion, Lotte, etc.

There's very little competition to incentivize these brands to produce Korean ingredients that are good for our bodies as they are for the environment, so they continue to regurgitate the same types of mass manufactured, highly processed food products and approach towards the general population with the underlying model of profit before planet.

The industry is in need of a new perspective.

We're on a mission to use our culinary and brand reputation, creativity, and nimbleness to distinguish ourselves and invest further into the innovation, production, packaging, and transportation of our current and future line of Korean pantry ingredients and to become the leading Korean American food brand in America.

PROJECTED # OF ACCOUNTS (SPECIALTY, E-TAILERS, LARGE)



PROJECTED REVENUE + NET PROFITS





forward looking projections not guaranteed

Our shift to this new business vision and plan stems from multiple factors including:

a) limitations of the current retail and restaurant model and its extreme volatility.

b) the opportunity for a US based national Korean American food brand that cares about the earth.

c) a commitment to protecting our natural resources and eliminate dependence on an environmentally damaging supply chain.

d) the desire to continue sourcing and conversing with local farmers and partners, and work collaboratively on producing an ingredient-driven, locally made food product.

Sustainable Korean Ingredients For Everybody

We want to make new magic from classic Korean ingredients. Trying to make something seem new again is no easy trick. But we know we can by buying directly from the source and making something extraordinary because it tastes like what it is.

To realize this mission, we are continuing to strengthen existing relationships with California's most respected regenerative farmers and sustainable fisheries, and working together to make products that honor the earth, the consumer, and our Korean American culture. We've partnered with a local farm in Santa Rosa, CA to exclusively grow Hong Gochu (traditional Korean hot peppers) for us to process and make into a coarse and fine California Gochugaru. We're also sourcing locally grown sesame seeds that we'll press into oil here in San Francisco. In the coming months, we'll begin fermenting a new style of gochujang and dwenjang that adopts traditional technique with "homegrown" flavors. And over time, we plan to collaborate with local fisheries and use northern anchovies from the Bay to carefully process and turn into ready-to-use liquid myulchi yooksu stock. The scope of what we can create from the freshest stuff with the smallest carbon footprint is vast.

As Queens pivots in this new direction, we are focused on monitoring and reducing operational emission and minimizing food loss, and creating food packaging designed for recyclability and to reduce material use. This also applies to shipping material (all compostable or recyclable), so that we don't produce waste either. It's time we demand 100% transparency across the entire supply chain on Korean food products. We see a path where we can responsibly and intelligently grow the scope of Korean ingredients without compromise that will benefit people and the planet.



Photo credit: Scott Barry.

By The Numbers

As we move into our new model, the start-up costs are much less than our former model of retail/grocery. This includes new machinery, new packaging, cost of goods, and operational runway. With the shift to a production-forward facility, we project $250,000 in savings in the lifespan of the lease, and a first year savings of $125,000 in labor. We are also able to increase cash flow, which was a continuous challenge for us with our retail/grocery model.

We went back and forth on how we want to ask our community for support. But we decided that if we committed to it, we wanted our community to have a stake in the future success of Queens.

We have confidence that we have eliminated risks and laid down a great foundation for this next stage and are ambitious about our position in the Korean food category and consumer goods market. Of course there are no promises or guarantees, but you can be sure we'll do whatever we can to provide value to and a return on your investment as quickly as possible.





Eddo Kim & Clara Lee. Photo credit: Scott Barry

FAQ's

Where will the funds go?

We are seeking $250,000; $100,000 of that through this crowdfunding. The funds raised will go towards operational runway, food safety R&D

and implementation, equipment and machinery (oil press, commercial dehydrator, fermentation refrigeration), packaging, marketing, and initial COGS and raw materials.

Why a convertible note and not a loan?

Our primary reason is that we developed such a strong tribe over the past four years; we wanted to transition to the new vision *with* our community. In addition, we wanted to provide investors the option to "convert" or not based on our future performance. We are anticipating a conversion event within 9-12 months after we can solidify operations with the new setup and achieve profitability. At that time, investors will have the option to convert their note to equity in Queens or continue to keep the note a loan, which will be paid back over 60 months at 5.25% interest.

How big do you believe Queens can be? Will I get a return on my investment?

We obviously can not guarantee anything but are moving into this new business model with great confidence, optimism, and aspiration -- that Queens can be a top Korean food brand in the United States and provide a double bottom line of dividends to our investors plus large environmental impact. We do believe we have only scratched the surface and can penetrate the $5 billion K-food retail market (CJ alone posted $3 billion of US sales in 2022). We see a huge market opportunity and believe we can carve out differentiation through taste, brand, and storytelling.

Got more questions? Please feel free to leave them in the "Ask Questions" section or email us at **info@queenssf.com**